UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For April 16, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the Company”)

Notification of an acquisition of beneficial interest in securities

Johannesburg, Tuesday, 16 April 2024. In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (“the Act”), Regulation 121(2)(b) of the Companies Act Regulations, 2011 (“the Regulations”) and paragraph 3.83(b) of the JSE Limited Listings Requirements, shareholders are hereby advised that Harmony has received formal notification that Public Investment Corporation (SOC) Limited (“PIC”) has, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares in the Company held by the PIC now amounts to 15.612% of the total issued shares of the Company.

Harmony has, as required by section 122(3)(a) of the Act filed the required notice with the Takeover Regulation Panel.

The board of directors of Harmony accept responsibility for the information contained in this announcement, having received the TRP121.1 form from the PIC and to the best of their knowledge believe the information contained in this announcement is accordingly true.

Ends.

For more details contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
16 April 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: April 16, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director